FOR IMMEDIATE RELEASE              For Further Information Contact:
October 31, 1994                   Stanley D. Green
                                   Executive Vice President - Finance
                                     and Corporate Development
                                   (501) 521-1141

                     SOUTHWESTERN ENERGY COMPANY ANNOUNCES
                      AGREEMENT TO SETTLE GAS COST ISSUES

     FAYETTEVILLE, ARKANSAS--Southwestern Energy Company (NYSE :
SWN)today announced that two of its wholly owned subsidiaries, Arkansas Western Gas Company (AWG) and SEECO, Inc. (SEECO), have entered into a stipulation and agreement with the Staff of the Arkansas Public Service Commission (APSC or Commission) and the Attorney General of the State of Arkansas (AG) to settle certain gas cost issues which have been outstanding before the APSC for almost four years. The stipulation and agreement must be approved by the APSC before becoming effective.
     The issues in question involve the price of gas sold under a long-term contract (Contract 59) between AWG and SEECO. Under the stipulation and agreement, the price paid by AWG will be referenced to an index plus a premium. At current market prices, the new provision will result in a reduced sales price under the contract.
     "Contract 59 has provided unsurpassed reliability to AWG and a wide array of services which would be more costly to obtain from other sources," said Charles E. Scharlau, Chairman and Chief Executive Officer of Southwestern. "After an extensive investigation and two




















hearings, we continue to believe that the price paid by AWG under Contract 59 is fair. But the Commission's investigation has been expensive and has made it difficult for us to remain focused on the things we need to do in the other parts of our business. The settlement, if approved by the Commission, will dispose of this matter and the financial impact to Southwestern will not impair our ability to continue growing."
     SEECO's net sales in 1993 to AWG under Contract 59 were 6.0 Bcf at an average price of $3.76 per Mcf.
     The key provisions of the settlement agreement are as follows:
     1. SEECO and AWG will execute an Amended and Restated Contract 59 effective July 1, 1994. The contract annual volume will be changed to a fixed gross volume of 9.0 billion cubic feet (Bcf), including the royalty owners' portion of the gas sold. SEECO's net sales under the contract will be approximately 7.65 Bcf.
     2. Of the gross volume to be sold, 7.0 Bcf will be purchased by AWG at a price equal to the INSIDE FERC GAS MARKET REPORT index for first of month deliveries into NorAm Gas Transmission Company from Arkansas and Oklahoma (NorAm index), plus a fixed term premium of $.95 per thousand cubic feet (Mcf). The remaining 2.0 Bcf of the gross volume will be sold at the NorAm index plus a fixed term premium of $.50 per Mcf. The different premiums will be applied on a pro rata basis to purchases throughout the year.



























     3. No pricing adjustment will be made on volumes sold by SEECO to AWG prior to July 1, 1994. The parties agree not to seek refunds of costs incurred by AWG under Contract 59 prior to July 1, 1994.
     4. SEECO will obtain ownership of all storage rights, equipment, wells and gas in storage presently utilized by AWG as a part of two storage facilities. SEECO will purchase these facilities from AWG at book value. AWG will retain ownership of one other storage facility and will make pipeline and equipment improvements which will enable it to meet its storage requirements from that one facility. The cost of those improvements is projected to be approximately $2.6 million. The reduction in AWG's rate base which will result from the transfer of facilities to SEECO will not be reflected as a reduction of AWG's revenue requirement prior to July, 1998.
     5. SEECO's existing obligation to dedicate reserves and leasehold acreage to AWG will be eliminated.
     6. SEECO will waive all accumulated take-or-pay, pricing, buy down, or other contractual claims against AWG. AWG will take delivery of the amended contract annual volume from SEECO each year and deliver to storage any quantity not needed for its system supply sales. All such volumes delivered to storage will be added to AWG's rate base investment in stored gas and AWG will be allowed to earn its full authorized return on such volumes at the time of its next rate case.



























     7. AWG will agree not to file an application requesting a general change in the rates and tariffs of its AWG division prior to January 1, 1996. AWG will also file for approval by the Commission prior to July 1, 1996, a gas supply plan which addresses the arrangements to be made upon expiration of the Amended and Restated Contract 59 in July, 1998.
     The original version of Contract 59 was approved by the APSC in 1979. The pricing issues were raised by the Commission in connection with AWG's 1990 rate case. In the 1990 rate case, the APSC Staff hired a consultant who performed an extensive review of the utility's purchasing practices and gas costs and recommended in filed testimony that all of AWG's gas costs, including those under the intercompany contract, be accepted without adjustment.
     After an extended period of time during which the parties involved attempted to negotiate a settlement, the Commission conducted a hearing in January, 1993. In November, 1993, the Commission issued an order which found the purchases of AWG under Contract 59 to be in violation of an Arkansas statute requiring that gas purchases be made "from the lowest or most advantageous market." The order found that the price paid by AWG was too high, but said that additional evidence was necessary to enable the Commission to determine a proper price. A hearing was held in January, 1994, to receive additional evidence, but the Commission has not yet issued an order reporting its determination of a more appropriate price under Contract 59. Southwestern expects the Commission to establish a procedural schedule for consideration of the stipulation and agreement.


                                # # #






















